Exhibit 12.1
Holly Energy Partners, L.P.
Computation of Ratio of Earnings
To Fixed Charges
(In thousands)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Net income	$67,593	$26,645	$40,338	$28,223	$27,556

Add total fixed charges (per below)	25,682	24,751	15,125	14,815	11,324

Total earnings	$93,275	$51,396	$55,463	$43,038	$38,880

Fixed charges:
Interest expense	$21,501	$21,763	$13,289	$13,056	$9,633
Capitalized interest	1,008	1,007	—	—	—
Estimate of interest within rental expense(1)	3,173	1,981	1,836	1,759	1,691

Total fixed charges	$25,682	$24,751	$15,125	$14,815	$11,324

Ratio of earnings to fixed charges	3.63	2.08	3.67	2.91	3.43

(1)	Represents 30% of the total operating lease rental expense, which is that portion, deemed to be interest.